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                                             File No. 70-9109


                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549


                   CERTIFICATE OF NOTIFICATION

             Pursuant to Rule 24(a) under the Public
              Utility Holding Company Act of 1935

                            Filed by

                   NEW ENGLAND ELECTRIC SYSTEM


     It is hereby certified that as of December 15, 1997, certain transactions covered by the Statement on Form U-1 and amendments thereto, and the Order of the Securities and Exchange Commission in this file dated December 10, 1997, with respect thereto have been carried out, in accordance with the terms and conditions of and for the purpose represented in said statement and Order of the Commission, as follows:

     New England Electric System executed the Credit Agreement dated as of December 15, 1997, with the initial lenders named therein, Merrill Lynch Capital Corporation, as Syndication Agent, BankBoston, N.A., as Administrative Agent, and Credit Suisse First Boston, as Documentation Agent, a copy of which is attached as an exhibit to this Certificate of Notification as Exhibit B-2, and issued notes to each of the lenders in the form of Exhibit A-1 attached to the Credit Agreement.

     The required "past tense" opinion of counsel is attached hereto.

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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification (Commission's File No. 70-9109) to be signed on its behalf by the undersigned officer thereunto duly authorized.
                                   NEW ENGLAND ELECTRIC SYSTEM

                                     s/Michael E. Jesanis

                                  By
                                       Michael E. Jesanis
                                       Vice President and
                                       Treasurer


Date: December 22, 1997










The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of The Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.